Exhibit 99.5

To:          Unicorn II Merger Sub Limited (you or the Company)

28 July 2021

Dear Sirs,

Project Unicorn II – Commitment Letter

We, Shanghai Pudong Development Bank Co., Ltd. Putuo Sub-Branch (上海浦东发展银行股份有限公司普陀支行) (the Original Arranger) and Shanghai Pudong Development Bank Co., Ltd. Putuo Sub-Branch (上海浦东发展银行股份有限公司普陀支行) (the Original Underwriter, and together with the Original Arranger, we or us) are pleased to set out in this letter the terms and conditions on which the Original Arranger is willing to arrange, and the Original Underwriter is willing to underwrite and fund, the Facility (as described in the form of the senior secured Facility Agreement attached hereto as Schedule 1) (the Agreed Form Facility Agreement) in full.

You have advised us that the Company, an exempted company incorporated under the laws of the Cayman Islands with limited liability is proposing to (directly or indirectly) acquire, by way of merger, the entire issued share capital of New Frontier Health Corporation (NYSE: NFH) (the Target, together with its subsidiaries, the Target Group, and each member of the Target Group being a Target Group Member) pursuant to the agreement and plan of merger (the Merger Agreement) to be entered into between, among others, the Holdco (as defined below), the Parent (as defined below), the Company and the Target (the Merger), with consummation of the Merger (the Completion) taking place subject to the terms and conditions of the Merger Agreement. The date on which Completion and the initial utilisation of the Facility (as defined below) (the Initial Utilisation Date) occur is the Closing Date.

The Company is a direct wholly owned subsidiary of Unicorn II Parent Limited, an exempted company newly incorporated under the laws of the Cayman Islands with limited liability (the Parent). The Parent is a direct wholly owned subsidiary of Unicorn II Holdings Limited, an exempted company newly incorporated under the laws of the Cayman Islands with limited liability (the Holdco). The Holdco is a direct or indirect subsidiary of the Sponsors.

This letter and the Agreed Form Facility Agreement are the Commitment Documents.

Unless otherwise defined in this letter or unless the context otherwise requires, terms defined in the other Commitment Documents shall have the same meaning when used in this letter. This letter is a Finance Document.

1.	Commitment

1.1	You are seeking an underwritten commitment of RMB equivalent of US$500,000,000 for a senior term loan facility (the Facility) to be funded to the Company into a free trade non-resident account opened with Shanghai Pudong Development Bank Co., Ltd. Putuo Sub-Branch (上海浦东发展银行股份有限公司普陀支行) as the account bank (the transfer of funds in and out of which is not subject to PRC regulatory approval) or an account in Hong Kong or any other jurisdiction outside of the PRC which can receive funds in RMB.

1.2	We confirm that:

(a)	the Original Arranger hereby agrees to arrange the Facility; and

(b)	the Original Underwriter hereby agrees to underwrite, provide and fund the Facility in the amount set out in paragraph 2 (Underwriting commitments) below,

solely on the terms and conditions set out in the Commitment Documents.

1.3	Each of the Original Arranger and the Original Underwriter is an Original Credit Party and together they are the Original Credit Parties.

2.	Underwriting commitments

2.1	The Original Underwriter agrees to underwrite and fund the Facility in the amounts set out opposite its name below (an Underwriting Proportion).

Name	Underwriting Proportion of Facility
Shanghai Pudong Development Bank Co., Ltd. Putuo Sub-Branch (上海浦东发展银行股份有限公司普陀支行)	RMB equivalent of USD500,000,000
Total	RMB equivalent of USD500,000,000

2.2	Notwithstanding any other provision in the Commitment Documents, the Original Credit Parties acknowledge and agree that no later than the date of the Facility Agreement:

(a)	you may mandate and appoint one or more other banks or financial institutions to join us as an arranger (each, an Additional Arranger, together with the Original Arranger, the Arrangers) and/or underwriter (an Additional Underwriter, together with the Original Underwriter, the Underwriters, and each Additional Arranger and each Additional Underwriter, an Additional Credit Party, and together with the Original Credit Parties, the Credit Parties) in respect of the Facility on the same terms contained within the Commitment Documents (other than with respect to the amount of our and any Additional Credit Party’s commitments in respect of the Facility, which may be different) and with the same economics (on a pro rata basis) as the Original Credit Parties and with no more favourable titles (with all fees being split pro rata to the respective Underwriters’ commitments under their respective adjusted underwriting proportions) and such that the underwriting proportion of the Original Underwriter in respect of the Facility are reduced by the aggregate applicable underwriting proportions assumed by the Additional Credit Party in respect of such Facility, provided that:

(i)	no more than three Additional Arrangers and three Additional Underwriters may be appointed;

(ii)	the aggregate underwriting proportions of all Additional Credit Parties shall not exceed 66 2⁄3 % of the total amount of the Facility and provided that, the underwriting proportion of the Original Underwriter shall not be less than the underwriting proportion of any Additional Credit Party, and the Company shall exercise its commercially reasonable endeavours to consider allocating (but not obliged to allocate) at least 50% of the total amount of the Facility as the underwriting proportion of the Original Underwriter; and

(iii)	no Additional Credit Party shall receive economics greater than the Original Credit Parties (proportionate to their respective underwriting proportions), and

(b)	the Original Credit Parties and you will enter into any amendments to the then current form of the Commitment Documents or Facility Agreement or any new Commitment Documents or Facility Agreement and/or any other appropriate documentation as may be mutually agreed (each acting reasonably) to amend or replace the Commitment Documents, the Facility Agreement, and any other Finance Documents (as defined in the Facility Agreement) to reflect any changes reasonably required to reflect the accession of each Additional Credit Party and joining each Additional Credit Party as a party to the relevant Commitment Document, Facility Agreement and/or other Finance Document.

2.3	The obligations of each Credit Party are several and a failure by a Credit Party to perform its obligations under any of the Commitment Documents shall not affect the obligations of any other Credit Party. No Credit Party is responsible for the obligations of another Credit Party.

3.	Conditions

3.1	The availability of the Facility and the Original Credit Parties’ obligations to arrange, underwrite and fund the Facility in full is subject only to:

(a)	receipt by us of a copy of this letter countersigned by you; and

(b)	satisfaction of the Certain Funds Conditions and the Initial Conditions Precedent set out in the Agreed Form Facility Agreement.

There are no other conditions, implied or otherwise, to the commitments of the Original Credit Parties, their obligations hereunder and their funding of the Facility.

3.2	Each Original Credit Party is pleased to confirm that:

(a)	its credit committee and all other internal bodies or committees have given full and final approval for arranging, underwriting and/or funding (as the case may be) the Facility on the “certain funds” basis as described and on the terms set out in the Commitment Documents, and performing all of its duties, roles and obligations as contemplated by the Commitment Documents (including but not limited to all client identification procedures in respect of the Sponsors and their Affiliates, the Holdco, the Parent and the Company required in connection with the Merger), the Facility and the transactions contemplated therein (together, the Transaction) in compliance with applicable laws, regulations and internal requirements;

(b)	it has received and reviewed the draft or final Merger Documents, Original Financial Statements, Base Case Model, Reports, the Structure Memorandum and Group Structure Chart (in each case, as defined in the Agreed Form Facility Agreement, and together, the Commercial CPs) and the related conditions precedent set out in the Facility Agreement (which will reflect clause 4 (Conditions of Utilisation) of the Agreed Form Facility Agreement and be subject to clause 4.3 (Utilisations during the Certain Funds Period) therein) will be satisfied subject to the delivery of final versions of the Commercial CPs that are not materially different in respects which are materially adverse to the interests of the Credit Parties (taken as a whole) under the Commitment Documents compared to the most recent form of such Commercial CPs delivered to the Original Credit Parties on or before the date of this letter or (in the case of all of the Commercial CPs) are approved by all of the Original Credit Parties (acting reasonably with such approval not to be unreasonably withheld or delayed) and it will promptly confirm this accordingly to the Agent; and

(c)	there are no outstanding approvals, due diligence items or other internal impediments to it arranging, underwriting and/or funding (as the case may be) the Facility on the “certain funds” basis as described and on the terms set out in the Commitment Documents and performing all of its roles, duties and obligations as contemplated by the Commitment Documents.

Each Original Credit Party undertakes to issue an interim confirmation letter on or before the date of the Merger Agreement in relation to the status of the documentary conditions precedent delivered pursuant to clause 4 (Conditions of Utilisation) of the Agreed Form Facility Agreement.

4.	Titles and Roles

4.1	Subject to paragraph 2.2 above, you:

(a)	engage and mandate the Original Arranger as exclusive mandated lead arranger and bookrunner of the Facility;

(b)	engage and mandate the Original Underwriter as exclusive underwriter of the Facility; and

(c)	confirm and agree that: (x) no roles or titles will be conferred on any other person in respect of the Facility without the written consent of the Original Arranger (acting reasonably and with such consent not to be unreasonably withheld or delayed), other than in respect of any facility agent in connection with the Facility (the Agent), any security agent and trustee in connection with the Facility (the Security Agent), any hedging provider, any additional arranger or additional underwriter appointed in accordance with paragraph 2.2 above (and for the avoidance of doubt, any appointment or designation of account banks shall comply with the provisions in the Agreed Form Facility Agreement in relation to collection account and cash pooling arrangement requirements), and (y) no compensation (other than as provided in the Commitment Documents and other than in connection with any additional appointments referred to in this paragraph 4 (Titles and Roles) (and which compensation, to the extent relating to any additional appointments (other than the Agent and the Security Agent), shall be awarded in accordance with paragraph 2.2 above)) shall be paid to any Lender or Arranger.

4.2	We hereby confirm that you may appoint any Original Credit Party or any Additional Credit Party (or any of their respective Affiliates) to act as Agent and/or Security Agent, provided that you shall exercise commercially reasonable endeavours to consider appointing (but not obliged to appoint) us as the Agent and Security Agent.

5.	Finance Documents

5.1	The Facility shall be documented in a facility agreement (in the form of the Agreed Form Facility Agreement, including such minor amendments of a technical nature or which the Company and the Original Arranger have agreed (including, without limitation, any amendments required in accordance with paragraph 2.2(b) of this letter) (such mutually satisfactory facility agreement, the Facility Agreement) and related Finance Documents, reflecting the terms and conditions set out in the Agreed Form Facility Agreement and other terms as mutually agreed.

5.2	Each Original Credit Party agrees to use their best efforts, to negotiate in good faith and to allocate sufficient resources and personnel to finalise the outstanding points set out in and amendments to the Agreed Form Facility Agreement promptly, and in any event not later than the date falling 30 Business Days after, the date of this letter (as such date may be extended by you from time to time with the consent of the Credit Parties (such consent not to be unreasonably withheld or delayed)). We agree that the outstanding points in and amendments to the Agreed Form Facility Agreement will be agreed having regard (acting reasonably and in good faith) to any deal-specific issues relating to the Transaction, the operational and strategic requirements of the Group in light of the proposed business plan and the business of the Target Group including (without limitation) the business, condition (financial or otherwise) or assets of the Target and the Target Group. Each Original Credit Party agrees that no change to any term of the Agreed Form Facility Agreement shall be made without the prior written consent of the Company.

5.3	Each Original Credit Party agrees to negotiate in good faith to use commercially reasonable efforts to finalise and enter into the all Finance Documents (other than the Facility Agreement) that are required to be entered into as a condition precedent to initial utilisation under the Facility Agreement on terms consistent with the Commitment Documents promptly after the date of this letter, and not later than the date falling 30 Business Days after the date of this letter (as such date may be extended by you from time to time with the consent of the Credit Parties (such consent not to be unreasonably withheld or delayed)) (the Agreed Form Target Date).

5.4	If, despite negotiation in good faith and the use of commercially reasonable endeavours, the Finance Documents (other than the Facility Agreement) have not been agreed by the Agreed Form Target Date, each Credit Party undertakes to sign:

(a)	the Intercreditor Agreement (to be prepared by counsel to the Sponsors) based on the intercreditor agreement dated 9 December 2019 and made between, amongst others, NF Unicorn Chindex Holding Limited as the company, the Original Arranger as senior arranger, and the Original Arranger as original senior agent and security agent; and

(b)	the Security Documents (as defined in the Agreed Form Facility Agreement) that are required to be entered into by the Company and/or the Parent as conditions precedent to initial utilisation under the Facility Agreement based on and subject always to the Agreed Security Principles (as defined in the Agreed Form Facility Agreement) having regard (acting reasonably and in good faith) to provisions of the Commitment Documents, any deal-specific issues relating to the Transaction and the business of the Target Group and to any other minor drafting changes which are required.

5.5	For the purposes of the Commitment Documents, the principles set out in paragraph 5.3 shall be the Documentation Principles.

5.6	If it becomes unlawful in any applicable jurisdiction for any Credit Party to perform any of its obligations as contemplated by the Commitment Documents or to fund, issue or maintain its participation under the Facility, that Credit Party shall (a) promptly notify you upon becoming aware of that event and (b) in consultation with you, take all reasonable steps to mitigate any circumstances which arise and which would result in its Underwriting Proportion in respect of the Facility (if applicable) not being available including (but not limited to) transferring its rights and obligations under the Commitment Documents to one or more of its Affiliates. A Credit Party is not obliged to take any steps under paragraph (b) above if, in its opinion (acting reasonably), to do so might be materially prejudicial to it. You shall have the right to replace such Credit Party with any person that is willing to assume the rights and obligations of such Credit Party under the Commitment Documents and the Finance Documents, each Credit Party shall, and each Credit Party shall procure the Agent and/or the Security Agent to, promptly execute such documents as may be necessary or required by you (acting reasonably) to give effect to such replacement.

5.7	Each Credit Party irrevocably undertakes (a) to enter into (and instruct the Agent and/or the Security Agent to enter into) the Facility Agreement upon five Business Days prior notice by you of the intended signing date (or such later date as may be agreed between you and the Credit Parties) and (b) to instruct the Agent or the Security Agent (as applicable) to promptly execute all documents and other evidence to which the Agent or the Security Agent (as applicable) is a party which are in agreed form as at the date hereof and have been delivered by you to satisfy a condition precedent to initial utilisation under the Facility Agreement.

5.8	The Credit Parties undertake to promptly instruct its legal counsel to deliver all legal opinions referred to in the Facility Agreement as a condition precedent to initial utilisation under the Facility Agreement and to use all reasonable endeavours and commit sufficient internal resources to instruct its legal counsel to work with the Sponsor’s legal counsel with a view to agreeing the Finance Documents and the forms of all documents and other evidence required to be delivered as a condition precedent to initial utilisation under the Facility Agreement as soon as reasonably practicable after the date of this letter and, in any event, no later than the date falling 30 Business Days after the date of this letter (as such date may be extended by you from time to time with the consent of the Credit Parties (such consent not to be unreasonably withheld or delayed)).

6.	Information

6.1	You represent and warrant that, to the best of your knowledge:

(a)	any material written factual information provided to us by or on behalf of you or any other member of the Group (excluding any forecast, projection, inference, forward-looking statement or information or general economic and industrial nature in respect of the Company or any of its subsidiaries) (the Information), taken as a whole, is true and accurate in all material respects as at the date it is provided or as at the date (if any) on which it is stated;

(b)	as at the date when any Information is provided (including when such Information is updated or supplemented or when the representations and warranties set out in paragraph 6.1 are being repeated), nothing has occurred or has been omitted and no information has been given or withheld that results in the Information, taken as a whole, being untrue or misleading in any material respect in the context of the transaction as a whole; and

(c)	any financial projections contained in the Information have been prepared in good faith on the basis of recent historical information and on the basis of reasonable assumptions, provided that each Credit Party acknowledges that the projections and forecasts are subject to significant uncertainties and contingencies and no assurance can be given that such projections or forecasts will be realised.

6.2	The representations and warranties set out in paragraph 6.1 are deemed to be made by you (a) on the date the relevant information is provided by or on behalf of you or any other member of the Group; and (b) on the date of this letter by reference to the facts and circumstances then existing, and the representations and warranties set out in paragraph 6.1 shall cease upon the signing of the Facility Agreement.

6.3	You shall promptly notify us if any representation and warranty set out in paragraph 6.1 is incorrect or misleading in any material respect and agrees to supplement the Information promptly from time to time to ensure that each such representation and warranty is correct in any material respect when made.

7.	Indemnity

7.1	Subject to paragraphs 7.2 and 7.3 below, whether or not the Merger (in whole or in part) is consummated or any Finance Document is signed or a utilisation is made thereunder, you agree to indemnify and hold harmless, within 10 Business Days of demand, each Credit Party and its affiliates and its and their respective directors, officers, employees and agents (each an Indemnified Person) against any loss, claim, damages or liability (each a Loss) incurred by or awarded against such Indemnified Person, in each case, arising out of or in connection with the entry into and performance by the Credit Parties of their obligations under the Commitment Documents (including in connection with the arranging or underwriting of the Facility) or otherwise in respect of any part of the Transaction (but, in each case, excluding any loss of profit) or any actual or threatened claim, dispute, proceedings or litigation relating to any of the foregoing whether or not any Indemnified Person is a party to the same (including, but not limited to, the reasonable fees and expenses of legal counsel to such Indemnified Person incurred in investigating or defending any such loss, claim, damages or liability).

7.2	As to any Indemnified Person, you will not be liable under paragraph 7.1 of this paragraph 7 (Indemnity) above for any Loss (including, without limitation, legal fees) incurred by or awarded against such Indemnified Person arising from (i) the gross negligence, wilful misconduct or fraud of such Indemnified Person (as determined by a court of competent jurisdiction) or (ii) any breach by such Indemnified Person of any terms of the Commitment Documents (as determined by a court of competent jurisdiction). You shall not be responsible or liable to any person for indirect or consequential losses or damages.

7.3	You agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or any of your affiliates for or in connection with the transactions contemplated by this letter, except following your acceptance of this letter, to the extent arising from any Indemnified Person’s or any of its affiliate’s gross negligence, wilful misconduct or fraud or any Indemnified Person’s or any of its affiliate’s breach of any terms of the Commitment Documents (including any failure to perform their obligations under any Commitment Document) (as determined by a court of competent jurisdiction). No Indemnified Person shall be responsible or liable to you or any of your affiliates for indirect or consequential losses or damages.

7.4	Each Indemnified Person shall promptly notify you upon becoming aware of any circumstances which may give rise to a claim for indemnification and shall consult with you with respect to the conduct of any claim, dispute, proceedings or litigation, in each case to the extent permissible by law and without prejudicing their legal privilege.

7.5	An Indemnified Person may rely on and enforce this paragraph 7 (Indemnity).

7.6	Your obligations under this paragraph 7 (Indemnity) shall be superseded by the terms of the indemnities to be contained in the Facility Agreement once the Facility Agreement has been signed (other than in respect of any prior existing claims made under this paragraph 7 (Indemnity), which shall continue).

7.7	You agree that:

(a)	you are not relying on any communication (written or oral) from any or all of the Credit Parties (in such capacity) as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction shall not be considered investment advice or a recommendation to enter into the Transaction; and

(b)	you are capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction.

8.	Confidentiality and Conflicts

8.1	Neither the Credit Parties nor you may, without the prior written consent of the other parties to this letter, disclose the Commitment Documents or any of their terms in whole or in part to any person, other than:

(a)	to:

(i)	the Credit Parties, the Sponsors and you;

(ii)	any of your direct or indirect shareholders and to any actual or potential direct or indirect investor in you, in each case, by you;

(iii)	the Target’s board and special committee of the Target (the Special Committee) in respect of the Merger, their advisors, and any Target employee authorised by the Target’s board or the Special Committee;

(iv)	any potential Additional Arranger and any potential Additional Underwriter;

(v)	any affiliate (including a head office, branch and representative office) and each of their (or their respective affiliates’) representative, officer, employee, insurer, insurance brokers, service providers professional adviser and/or auditor of any of the foregoing, in each case on a confidential basis in connection with the Merger and the Facility;

(b)	as required by law or regulation government, quasi-government, administrative, regulatory or supervisory body or authority, court or tribunal (including disclosure requirements under applicable stock exchange, listing or takeover regulations) or if required in connection with any legal, administrative or arbitration proceedings or other investigations, proceedings or disputes arising out of or in connection with the Commitment Documents or the Facility; and

(c)	in the case of this letter and the Agreed Form Facility Agreement only, to the Target, any Sponsor and any shareholder who is considering a sale of shares in the Target to the Sponsors, and any Affiliates and advisers of the foregoing in connection with the Merger provided that the Credit Parties shall not have any responsibility or liability under the Commitment Documents to any person other than you or any person you may assign or transfer your rights and obligations under the Commitment Documents to in accordance with paragraph 11.

8.2	No Credit Party or its affiliate (each an Arranger Group) shall use confidential information obtained from you, the Parent, the Holdco, the Target Group, the Sponsors or any of your affiliates or advisers in relation to the Commitment Documents, the Transaction or the Facility in connection with the performance of services for any other persons and will not furnish such information to other persons except as permitted under this paragraph 8 (Confidentiality and Conflicts). No member of an Arranger Group has any obligation to use, or furnish to you or any of your affiliates or any other person, any information obtained from other persons or any details of such other person in connection with the Merger or its financing and the services being provided to them.

8.3	All publicity in connection with the Facility shall be managed by the Arrangers in consultation with you.

8.4	The confidentiality obligations under this paragraph 8 (Confidentiality and Conflicts) shall survive the termination of this letter and remain in full force and effect until the date that is two years after the date of this letter but shall otherwise be superseded by the equivalent confidentiality obligations included in the Facility Agreement.

8.5	You acknowledge that members of an Arranger Group may act in more than one capacity in relation to the transactions contemplated by the Commitment Documents and may have conflicting interests in respect of such different capacities. You further acknowledge that members of an Arranger Group may be full service financial services firms and may provide or engage in, amongst other business, debt financing, equity capital, financial advisory services, investment management, equity and debt security trading both for clients and as principal, securities offerings, brokerage services, hedging, principal investment and financial planning and benefits counselling in each case to other persons with whom you or your affiliates may have conflicting interests in this or other transactions. In the ordinary course of its trading, brokerage and financing activities or otherwise, a member of an Arranger Group may trade positions or otherwise effect transactions, for its own account or the account of customers, in equity, debt, loans or other securities of you or the Target Group or of any other company from time to time and exercise voting rights as they see fit.

8.6	Neither the relationship described in this letter nor the services provided by any member of an Arranger Group to you on any other matter will give rise to any fiduciary, advisory, equitable or contractual duties (including, without limitation, any duty of confidence) which could prevent or hinder any member of an Arranger Group providing similar services to other customers, or otherwise acting on behalf of other customers or for their own account. Accordingly, except for a breach of paragraph 8.2 above, in no circumstances shall any member of an Arranger Group have any liability by reasons of it or any of its affiliates conducting such other businesses, acting in their own interests or in the interests of other clients in respect of matters affecting you or your affiliates or any other person the subject of this engagement or referred to in this letter, including where, in so acting, any member of an Arranger Group acts in a manner which is adverse to the interests of you or any other person which is the subject of this engagement or which is referred to in this letter. Furthermore, no member of an Arranger Group will be required to account to you or any member of the Group for any payment, remuneration, profit or benefit it obtains as a result of acting in the ways referred to above.

9.	Period of offer

If you do not accept the offer made by the Original Credit Parties in this letter by signing and faxing or scanning and emailing countersigned copies of this letter, marked for the attention of:

(a)	葛蓓 at No. 746 Changshou Road, Shanghai, China 200060 (Fax number: 021-62300515) (Email: gebei@spdb.com.cn); and

(b)	金文婕 at No. 746 Changshou Road, Shanghai, China 200060 (Fax number: 021-62300515) (Email: jinwj@spdb.com.cn),

before 11:59 pm Hong Kong time on the date of this letter (the Acceptance Date), such offer shall terminate at such date unless the Acceptance Date is extended by us in writing.

10.	Termination

10.1	Following acceptance in writing by you in the manner set out in paragraph 9 (Period of offer) above to the offer in this letter, either the Original Credit Parties (in the case of paragraphs (a) to (c) below only) or you (in the case of paragraphs (a), (b) and (d) below only) may terminate its respective obligations under the Commitment Documents and such obligations shall terminate immediately upon written notice to you from the Original Credit Parties (in the case of paragraphs (a) to (c) below only) or upon written notice to the Original Credit Parties from you (in the case of paragraphs (a), (b) and (d) below only) if:

(a)	you (or the Sponsors on your behalf) notify the Original Credit Parties (which it shall do so as soon as reasonably practicable) that (i) you have conclusively and definitively withdrawn and terminated your (and any of your Affiliates’) bid for the entire issued share capital of the Target, (ii) the Special Committee have notified the Sponsors that your (and any of your Affiliates’) offer for the Target Group is conclusively and definitively rejected, (iii) the Special Committee conclusively and definitively terminates such merger process or (iv) the Merger Agreement is terminated in full by the parties thereto;

(b)	Completion has not occurred by 11.59 pm Hong Kong time on the Outside Date (as defined in and as specified under the Merger Agreement, after giving effect to any extension thereof in accordance with the terms of the Merger Agreement), which shall be no later than the date falling 12 months after the date of this letter, unless otherwise extended from time to time with the consent of the Original Credit Parties (such consent not to be unreasonably withheld or delayed);

(c)	you fail to comply with any terms of this letter in any material respect and has not remedied such failure to comply within 20 Business Days of a written notice from the Original Arranger; or

(d)	subject to paragraph 10.2 below, any of the Original Credit Parties fails to comply with any term of this letter in any material respect or you have requested (acting reasonably and in good faith) amendments and/or supplements to the Commitment Documents, the Finance Documents or any other documents delivered thereunder or in relation thereto (including the Merger Agreement) that are necessary to implement or complete the Merger or have arisen as part of the negotiations with the Target, its board, senior management or the Special Committee in connection with the Merger following the date of this letter or as contemplated pursuant to the Merger Agreement and which are not (taken as a whole) materially adverse to the interests of the Original Credit Parties and the relevant Original Credit Party has not consented to such amendment.

10.2	Notwithstanding paragraph 10.1 above, if you exercise your termination rights pursuant to paragraph 10.1(d) in respect of any Original Credit Party (the Defaulting Credit Party), your rights against the Original Credit Party (other than any Defaulting Credit Party) under the Commitment Documents shall remain in force and you shall be permitted to appoint, within 30 Business Days of such termination, an additional bank or other person as additional arranger, bookrunner and/or underwriter to act with us in relation to all or any of the Facility and in respect of the respective commitments of the Defaulting Credit Party (on the same terms contained within the Commitment Documents and on the same economics as the Defaulting Credit Party).

10.3	This paragraph 10.3 and paragraphs 7 (Indemnity), 8 (Confidentiality and Conflicts), 14 (Third Party Rights) and 15 (Governing law and jurisdiction)) of this letter shall survive any termination or cancellation (for whatever reason) of this letter.

11.	Assignments

11.1	No party may assign or transfer rights or obligations under the Commitment Documents without the prior consent of the other parties and any attempted assignment or transfer without such consent is void and unenforceable.

12.	Miscellaneous

12.1	The Commitment Documents supersede any prior understanding or agreement relating to the Facility and comprise the entire agreement between us.

12.2	The Commitment Documents may not be amended except in writing signed by each of the parties to the relevant Commitment Document.

12.3	No failure to exercise, nor delay in exercising any right or remedy under the Commitment Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise of any right or remedy. The rights and remedies provided in each Commitment Document are cumulative and not exclusive of any rights or remedies provided by law.

12.4	Any Commitment Document may be signed in any number of counterparts. This has the same effect as if the signatures were on a single copy of that Commitment Document.

12.5	Each Credit Party may delegate, by prior written notice to you, any or all of its rights and obligations under the Commitment Documents to any of its subsidiaries or affiliates (each a Delegate) and may designate any Delegate as responsible for the performance of any of its appointed functions under the Commitment Documents provided that each Credit Party shall remain liable to you and any other Credit Party for the performance of such rights and obligations by its Delegate and for any loss or liability suffered by you or any other Credit Party as a result of such Delegate’s failure to perform such obligations. Each Delegate may rely on this letter.

12.6	If a term of any Commitment Document becomes illegal, invalid or unenforceable in any jurisdiction that will not affect the legality, validity or enforceability of (i) any other term of the Commitment Documents or (ii) that term in any other jurisdictions.

12.7	No Credit Party is acting as a fiduciary for, or providing any legal, tax accounting, actuarial or regulatory advice to, you or any of your affiliates in connection with the Transaction.

12.8	You have made your own independent decision to enter into, and are not relying on any communication from any Credit Party, in its capacity as a Credit Party, as advice or recommendation to enter into, the transactions contemplated in the Commitment Documents. The Credit Parties make no representation or warranty as to the profitability or expected results of the transactions contemplated in the Commitment Documents.

13.	No Announcements

No party shall make (and shall cause each of its affiliates not to make) any public announcement regarding any or all of the Transaction or Facility without the prior consent of each of the other parties (such consent not to be unreasonably withheld or delayed), except to the extent required by law, regulation or applicable governmental or regulatory authority (including any applicable stock exchange). On and after the date on which the Merger is publicly announced or disclosed, each Credit Party shall consult with the Company and provide the Company a reasonable opportunity to review and comment on (and reasonably consider such proposed comments) prior to disclosing, at its own expense, its participation in the Facility, including without limitation, the placement of “tombstone” advertisements in financial and other newspapers, journals and in marketing materials.

14.	Third Party Rights

14.1	Except as expressly stated otherwise in paragraph 7 (Indemnity) above or any other provision of any Commitment Documents, the terms of any Commitment Document may be enforced or relied on only by a party to it or such party’s successors or permitted assigns and the terms of the Contracts (Rights of Third Parties) Act 1999 are excluded.

14.2	Notwithstanding the rights of Indemnified Persons under paragraph 7 (Indemnity) above, any of the Commitment Documents may at any time be amended, waived, rescinded or terminated by the parties thereto without the consent of any person who is not a party thereto.

15.	Governing law and jurisdiction

15.1	The Commitment Documents and all disputes or proceedings and any non-contractual obligations arising out of or in connection with any of them are governed by English law.

15.2	Each party submits, for the benefit of the other parties, to the exclusive jurisdiction of the English courts for the resolution of any dispute or proceedings arising out of or in connection with any of the Commitment Documents (including any dispute relating to non-contractual obligations arising out of or in connection with any Commitment Documents).

To accept this offer please sign and return to the Original Arranger a copy of this letter.

If this offer is not so accepted, you are directed to return the Commitment Documents (and any copies) to the Credit Parties immediately.

Yours faithfully,

/s/ Seal of Shanghai Pudong Development Bank Co., Ltd. Putuo Sub-Branch

/s/ Cao Yicun

For and on behalf of

SHANGHAI PUDONG DEVELOPMENT BANK CO., LTD. PUTUO SUB-BRANCH (上海浦东发展银行股份有限公司普陀支行) as Original Arranger

By: Cao Yicun

/s/ Seal of Shanghai Pudong Development Bank Co., Ltd. Putuo Sub-Branch

/s/ Cao Yicun

For and on behalf of

SHANGHAI PUDONG DEVELOPMENT BANK CO., LTD. PUTUO SUB-BRANCH (上海浦东发展银行股份有限公司普陀支行) as Original Underwriter

By: Cao Yicun

Accepted and Agreed.

/s/ Carl Wu

For and on behalf of

UNICORN II MERGER SUB LIMITED

Date: 28 July 2021